Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
United States

Randers, 3 March 2006

Dear Ladies and Gentlemen,

Vestas Wind Systems A/S - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Enclosed you will find information being furnished on behalf of Vestas Wind Systems A/S in satisfaction of the ongoing requirements of its exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (exemption number 82-34884).

- Stock exchange announcement No. 9/2006 of 3 March 2006
  "Vestas receives order for 29 units of the V80-2.0 MW turbine to New Zealand"

If you have any question please do not hesitate to contact Ms. Hanne Halse, Vice President, Legal & Risk Management (tel.: +45 9730 0000).

Yours sincerely
Vestas Wind Systems A/S

Pia Guldbæk Brøns
Communication & IR

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. no.: 2100 · Account no.: DKK 0651 117097 - EUR 5005 677997
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S



Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 3 March 2006
Stock exchange announcement No. 09/2006

Vestas receives order for 29 units of the V80-2.0 MW wind turbine to New Zealand

The Vestas Group has received an order for 29 units of the V80-2.0 MW wind turbine for the White Hill Wind Farm, which is located close to Mossburn in the South Island of New Zealand.

The order for the White Hill Wind Farm project has been placed by Meridian Energy, which is New Zealand's largest state-owned electricity generator. The order includes supply, installation and commissioning, remote control system as well as a five-year service and maintenance agreement. Shipment of the turbines will begin in late 2006, and commissioning of the wind power plant will take place during the first half of 2007.

"We are delighted to enter into the White Hill contract with Meridian. The signing of this contract marks a major new milestone in the ongoing strong relationship with Meridian," says Thorbjørn N Rasmussen, President of Vestas Asia Pacific A/S.

Vestas has previously supplied a total of 55 units of V72-1,650 kW turbines for Meridian's Te Apiti project in New Zealand.

The above order does not affect the Vestas Group's expectations for 2006, cf. Stock exchange announcement No. 40/2005 of 24 November 2005.

Any questions may be addressed to the Executive Management of Vestas Wind Systems A/S or to Mr Thorbjørn N Rasmussen, President of Vestas Asia Pacific A/S, at telephone +45 97 30 00 00.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S